Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Claude Resources Inc. Announces Second Quarter 2008 Results

     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, SK, Aug. 8 /CNW/ - Claude Resources Inc. (TSX-CRJ; AMEX-CGR)
today released its Second Quarter 2008 financial results.

     Summary:

     Claude Resources reports a second quarter net loss of $0.8 Million
($0.01) per share, a significant improvement over the $3.4 Million net loss
($0.04) per share recorded in the second quarter of 2007. For the first six months of 2008, the Company recorded a net loss of $0.3 Million ($0.00) per share. This compares to a net loss of $3.4 Million ($0.04) per share for the comparable period of 2007. These results reflect the impact of significantly higher gold prices realized.
     Cash flow from operating activities prior to working capital changes was
$2.2 Million for the second quarter and $3.4 Million for the first six months of 2008. This compares to negative cash flow, prior to working capital changes of $0.6 Million for the second quarter of 2007 and negative cash flow prior to working capital changes of $0.2 Million for the first half of last year.
     As a result of the recent debenture financing, working capital at June
30, 2008 was $19.1 Million, an improvement of $13.1 Million over the $6.0
Million reported at the end of the first quarter of 2008.
     "The second quarter 2008 was very much on track and according to plan,"
stated Claude Resources' President and Chief Executive Officer Neil McMillan.
"Raising in excess of $18 Million through a debenture offering enabled the
Company to pay for the equipment investment at Seabee and to prepay almost $12
Million of consumables used in operations at Seabee. Additionally, this increase in working capital enabled Claude Resources to finance the aggressive exploration program at the Madsen project at Red Lake, Ontario."

     <<
     Financial Highlights:

                    Three Months   Three Months     Six Months     Six Months
                           Ended          Ended          Ended          Ended
                   June 30, 2008  June 30, 2007  June 30, 2008  June 30, 2007

     Revenue
      ($ millions)          12.2            7.3           22.6           15.2

     Net Loss
      ($ millions)          (0.8)          (3.4)          (0.3)          (3.4)

     Net Loss
      per share ($)        (0.01)         (0.04)         (0.00)         (0.04)

     Average realized
      gold price
      (CDN $/ounce /
      US $/ounce)        915/906        695/633        918/912        731/644

     Total cash
      operating
      costs
      (CDN $/ounce /
      US $/ounce)        750/743        732/667        740/735        678/597

     Working capital
      ($ millions)          19.1           14.5           19.1           14.5
     >>

     During the second quarter 2008, the Company closed its debenture financing for gross proceeds of $18.1 Million. The five year 12% debenture features monthly interest payments with the principal repayable at the end of the term. It has enabled the Company to finance its expansion activities while accomplishing one of its strategic initiatives of minimizing shareholder dilution.
     Claude Resources also undertook the preparatory work to monetize its oil and natural gas interests. Subsequent to the second quarter, the Company announced that it had placed its oil and natural gas assets on the market.
This initiative, as set out in the Company's strategic plan, enables it to focus all of its attention on core assets - namely, the Seabee mine area and the Madsen exploration project.

     Exploration Highlights:

     Claude Resources Inc. continued its aggressive exploration program at its
Madsen project at Red Lake, Ontario in the second quarter. As well, the
Company moved the Madsen underground drill program ahead of schedule. During the second quarter the Company announced its decision to commence the underground drill program from the 12th level rather than from the 16th level.
As a result, underground drilling is now expected to commence during the 4th quarter 2008.
     The continuing exploration program at Seabee, intended to increase reserves and resources for Claude Resources' mining operation, announced drill results (uncut) of 32.52 g/t over 4.80 Meters (1.05 oz./t over 15.75 ft.)
during the second quarter. As well, a National Instrument 43-101 compliant
Mineral Reserves and Mineral Resources Technical Report dated June 2008 for the Seabee mining area indicated the following reserves and resources:

     <<
     -  Proven and Probable Reserves of 1,048,420 tonnes at 6.70 grams per tonne and 225,805 gold ounces
     -  Measured and Indicated Resources of 977,500 tonnes at 8.59 grams per tonne and 269,800 gold ounces
     >>

     Production Highlights:

     During the second quarter, Claude Resources produced 11,531 ounces of gold to bring year to date production to 19,953, a production level that is
17% higher than that achieved during the first half of 2007. The Company's production target for 2008 remains at 48,000 to 52,000 ounces. As expected,
40% of production occurred during the first half of 2008 with the remaining
60% forecast to come in the second half.

     Detailed Financial Information:

     A full copy of Claude's 2008 first half Management's Discussion and
Analysis as well as Financial Statements and Notes (unaudited) are contained on SEDAR as well as on the Claude Resources' website at
www.clauderesources.com.

     Qualified Persons:

     The disclosure of scientific and technical information regarding Claude
Resources Inc.'s properties in this media release was prepared by or under the supervision of the following persons for purposes of National Instrument
43-101:
     <<
     - Philip Ng, Vice President Mining Operations, P.Eng.
     - Brian Skanderbeg, Vice President Exploration, P.Geo.
     >>

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 820,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward- looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505 or Rick Johnson, CA Chief Financial Officer, (306)
668-7505, Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 10:02e 08-AUG-08